SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	76,665,389	0.2222	0.1164
Shares	Preferred	379,652,526	1.2100	0.5763
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermidiary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Sell	03	48,425	678.17	32,840.38
Shares	Preferred	Direct with the Company	Sell	03	237,232	837.83	198,760.09
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	76,616,964	0.2221	0.1163
Shares	Preferred	379,415,294	1.2092	0.5760

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	29,949,629,869	86.8120	45.4636
Shares	Preferred	12,129,797,430	38.6587	18.4131
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermidiary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Minutes of the Board of Director’s Meeting	Resignation	11	1	0.00	0.00

Shares	Common	Minutes of the Board of Director’s Meeting	Election	11	1	0.00	0.00

Shares	Common	Bradesco	Buy	03	10,100,000	678.00	6,847,800.00
Shares	Common	Bradesco	Buy	03	50,000	677.00	33,850.00
Shares	Common	Bradesco	Buy	06	210,000	662.00	139,020.00
Shares	Common	Bradesco	Buy	06	1,000,000	664.00	664,000.00
Shares	Common	Bradesco	Buy	06	2,380,000	665.00	1,582,700.00
Shares	Common	Bradesco	Buy	06	10,000	665.03	6,650.30
Shares	Common	Bradesco	Buy	06	810,000	665.10	538,731.00
Shares	Common	Bradesco	Buy	07	310,000	663.79	205,774.90
Shares	Common	Bradesco	Buy	07	100,000	663.80	66,380.00
Shares	Common	Bradesco	Buy	07	5,890,000	664.00	3,910,960.00
Shares	Common	Bradesco	Buy	07	10,000,000	670.00	6,700,000.00
Shares	Common	Bradesco	Buy	10	6,600,000	674.99	4,454,934.00
Shares	Common	Bradesco	Buy	10	18,000,000	675.00	12,150,000.00
Shares	Common	Bradesco	Buy	13	18,410,000	650.00	11,966,500.00
Shares	Common	Bradesco	Buy	13	30,000	644.00	19,320.00
Shares	Common	Bradesco	Buy	13	2,000,000	645.00	1,290,000.00
Shares	Common	Bradesco	Buy	13	2,000,000	649.99	1,299,980.00
Shares	Common	Bradesco	Buy	13	21,000,000	650.00	13,650,000.00
Shares	Common	Bradesco	Buy	14	10,400,000	635.00	6,604,000.00
Shares	Common	Bradesco	Buy	14	11,000,000	640.00	7,040,000.00
Shares	Common	Bradesco	Buy	17	47,250,000	635.00	30,003,750.00
			Total Purchased		167,550,000		109,174,350.20
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	30,117,179,869	87.2976	45.7179
Shares	Preferred	12,129,797,430	38.6587	18.4131

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	27,414	0.0001	0.0000

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In October 2005, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	1,345	0.0000	0.0000
Shares	Preferred	6,725	0.0000	0.0000
End Balance

(1)

When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations